U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Rufus Decker

November 7, 2007

Re:	Van der Moolen Holding, N.V.
Form 20-F for the fiscal year ended December 31, 2006
File No. 001-16731

Dear Mr. Decker:

This letter contains our responses to the comments included in your letter dated September 25, 2007 on our Form 20-F for the fiscal year ended December 31, 2006.  The numbered responses in this letter correspond to the numbered paragraphs of your comment letter.  We have also included your comments along with our responses to aid the review process.

On October 3, 2007, we sent you a letter confirming receipt of your September 25, 2007 comment letter, in which we also requested an extension of the deadline for our response until November 7, 2007. In a telephone conversation on October 10, 2007 between the U.S. Securities and Exchange Commission and Van der Moolen, you informed us that this request has been granted, for which we thank you.

We have included your remarks in bold below followed by our responses in order to assist you in your review.

*****

Rufus Decker	2	November 7, 2007
U.S. Securities and Exchange Commission

Form 20-F for the Year Ended December 31, 2006

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:

We will take the remarks into account and, to the extent necessary and applicable, will revise our future 20-F reporting accordingly.

Item 5 – Operating and Financial Review and Prospects, page 41

Liquidity and Capital Resources, page 64

2.
Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response

For future filings, we will enhance our liquidity and capital resources disclosures, included as section B in item 5, to include additional information on the primary drivers of and other material factors necessary to an understanding of the company's operational, investing and financing cash flows.

For 2006, the enhanced liquidity and capital disclosure would be as follows:

“For the fiscal year ending December 31, 2006, we have reported a net negative operating cash flow of €76.3 million.  The operating cash flow, based on the results for the year adjusted for non-cash items, amounted to €19.1 million positive cash flow. The primary reason for the negative operational cash flow is the increase of €97.8 million in net securities positions in 2006, mainly due to the inclusion of the security position of Curvalue from early 2006. This increase in the net security position was funded by the use of available cash and cash equivalents, or the use of short term borrowing.

Given the liquid nature of most instruments traded, the risk of non-repayment of short term loans for the financing of the security positions is considered very remote.

Rufus Decker	3	November 7, 2007
U.S. Securities and Exchange Commission

For the year end December 31, 2006, there was positive cash flow from investing activities of €1.3 million.  The main driver for the positive amount is the cash inflow of €22.5 million resulting from the exchange memberships/NYSE shares; €12.0 million was received from the sale of exchange memberships in late 2005 and an additional €10.5 million was received from the conversion of the exchange memberships to NYSE shares and the results from the sale of a number of these shares in the so-called secondary offering.  The cash inflow of €22.5 million related to the exchange memberships/NYSE shares was offset by cash expenditures of €14.4 million relating to financial investments.  The investments consisted of €7.6 million related to a 20% interest in CBOE Stock Exchange LLC, €4.4 million in Hills Independent Traders Ltd. and €2.4 million in ISE stock exchange LLC, which were funded with available cash and cash equivalents.  In addition, an amount of €6.8 million was paid as a result of net purchases of property and equipment (€3.6 million) and software (€3.2 million) for normal operations.

The cash outflows from financing activities amounted to €44.4 million.  A cash outflow of €25.3 million relates to repayments of subordinated borrowings, in accordance with the contractual repayment schedules.  In addition, the Company paid out €5.2 million as dividends for the financial year 2005, as approved by the General Meeting of Shareholders in their annual meeting of April 5, 2006. The remaining cash outflow from financing activities of €13.9 million was related to distribution or payment to (former) partners of VDM Specialists USA LLC (€11.5 million), the net decrease of short term borrowing (€2.8 million), and payment of notes payable in accordance with the contractual repayment schedule (€0.3 million), offset by the receipts from the sale of treasury shares (€0.7 million).”

The contractual repayment schedule of the subordinated borrowings will require the Company to make repayments in the years 2007-2011.  Based on our current information, the Company intends to fund these repayments internally. However, external financing could be used, if it is considered necessary.

Tabular Disclosure of Contractual Obligations, page 67

3.	Please revise your table of contractual obligations to include the following:
•	Estimated interest payments on your debt; and
•	Planned or required payments to fund pensions and other post-employment benefits
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please disclose any assumptions you made to derive these amounts. Please also revise your table so that the sum of your contractual obligations for each period and in total appears at the bottom of the table.

Rufus Decker	4	November 7, 2007
U.S. Securities and Exchange Commission

Response

In future filings, we will enhance our table of contractual obligations by including the estimated interest payments on our debt, as well as the planned or required payments to fund pensions and other post-employment benefits.  In addition, we will include a sum of the contractual obligations for each period and in total at the bottom of the table.

The enhanced disclosure will read as follows:

“…., the contractual obligations, excluding bank overdrafts, assuming any applicable rollover provisions, were:

	Total (1)	< 1 year (1)	1 < 3 years (1)	3 < 5 years (1)	> 5 years (1)
			in € millions
Indebtness
Short term debt	-	-	-	-	-
Long term debt	1.4	0.4	0.6	0.4	-
Subordinated loans (2)	97. 5	34.0	43.8	19.7	-
Estimated interest payments (3)	17.1	7.5	7.3	2.3	-
Operating leases	4.4	1.1	2.1	1.2	-
Payments to pension fund and other post-employment benefits (4)	1.5	0.3	0.6	0.6	pm

Total	121.9	43.3	54.4	24.2	pm

The following provisions will be included in the description of management assumptions:

(3) The estimated interest payments are based on the interest percentages applicable and the contractual arrangements for the long term debts including the subordinated loans, using the currency rate applicable as of December 31, 2006. The estimated interest payment does not take into account the early repayment of the last installment of the 7.11% $40.0 million subordinated loan. See “— (B Liquidity and Capital Resources — Our indebtedness.”

(4) The payments to pension funds and other post-employee benefits are based on the estimated pension expenses for the financial year 2007. Please note that the actual payments can differ materially based on timing of payments, number and age of personnel and other variables.

Item 15 – Controls and Procedures, page 111

4.
We note that you define disclosure controls and procedures as those controls and procedures that “are effective in ensuring that information required to be disclosed by [you] in reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Exchange Commission.” This is an incomplete definition of disclosure controls and procedures per Exchange Act

Rufus Decker	5	November 7, 2007
U.S. Securities and Exchange Commission

Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response:

In future filings we will apply the second alternative and alter the sentence as follows:

“Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective.”

Consolidated Financial Statements

General

5.
Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners’ equity, or in a footnote. See paragraph 26 of SFAS 130.

Response

In future filings, we will enhance our footnote disclosures to include the following:

“The accumulated balances for each classification in the accumulated other comprehensive income are as follows:

	2006	2005	2004
Classification
Foreign currency items	-105,563	-76,008	-122,555
Pensions liability adjustment (based on SFAS 158)	-4,045	0	0
Recognised net realized gains	625	0	0
Unrealised gains and losses	2	2	2
Total	-108,981	-76,006	-122,553

Rufus Decker	6	November 7, 2007
U.S. Securities and Exchange Commission

Consolidated Statements of Financial Condition, page F-3

6.	Since you have treasury stock, the number of shares issued is not equal to the number of shares outstanding. Please revise the common stock description on the face of your balance sheet accordingly.

Response

In future filings we will enhance our definition on the balance sheet in our future filings as follows (based on the numbers applicable for 2006 and 2005):

“Common shares, €0.08 par value, authorized 54,000,000 shares, issued 43,686,144 and 39,445,477 shares respectively and outstanding 43,583,962 and 39,343,295 shares respectively.”

Consolidated Statements of Income, page F-4

7.	Please present your goodwill impairment charge as a separate line item, before the “income (loss) from continuing operations” subtotal. See paragraph 43 of SFAS 142.

Response

In future filings we will include goodwill impairments charges as a separate line on our profit and loss statement. For example, in future filings the 2006 comparatives figures for the relevant line items would appear as follows:

	2006	2005	2004
Impairment of goodwill	35.9	19.4	8.2
Impairment of other intangible assets	52.8	-	-

8.
Please separately disclose interest and dividend income and interest and dividend expense. Refer to Exhibit 4-4 of the AIPCA Accounting and Auditing Guide for Brokers and Dealers in Securities and Rule 9-04 of Regulation S-X.

Response

Our main sources of revenue relate to specialist activity, proprietary trading and market making activities and commission income.  Interest income and expenses, dividend income and expenses, and exchange gains and losses associated with trading are included in revenues from specialist’s activities and/or proprietary trading and market making activities because they form an essential element of the results earned through our trading and specialist activities.  We believe that inclusion of these amounts here accurately reflects the results of our trading and specialist activities.   Interest, dividend and exchange results not related to our trading and specialist activities are included in interest expense - net.

Rufus Decker	7	November 7, 2007
U.S. Securities and Exchange Commission

We also note that Rule 9-04 of the regulation S-X is part of Article 9 of the Regulation S-X and applies for Bank Holding Companies. Van der Moolen Holding NV has no bank status, and therefore we believe this article does not apply to Van der Moolen Holding NV.

Finally, rule 4-55 states that interest expense typically arises in one of the following situations:

•	Interest on cash borrowings to finance payment for securities purchased
•	Interest or rebates paid on cash collateral received for securities loaned to others
•	Interest on cash collateral received in repurchase transactions
•	Interest to subordinated and other lenders
•	Payments in lieu of interest on securities sold short

The items mentioned in rule 4-55 are included in the line item: “Interest expense, net” in our profit and loss statement.

Based on the facts and circumstances mentioned above, we feel that our profit and loss statement is in accordance with Chapter 4 of Regulation S-X.

Note 2 – Significant Accounting Policies, page F-11

General

9.
Please consider revising your filing to include disclosure of your principal transaction revenues by reporting category, including derivatives, for each period presented. Please also consider revising your footnotes to include quantitative disclosures for any derivatives used for trading purposes. Refer to footnote 12 to Exhibit 4-8 of the AIPCA Accounting and Auditing Guide for Brokers and Dealers in Securities.

Response

Our trading position (included as securities owned and securities sold not yet purchased) consists of positions in bonds, common and preferred shares, derivatives held for trading and restricted corporate equity shares.  The amounts involved, nature and content of these positions fluctuate on a daily basis. Furthermore, our trading strategies include offsetting positions between the various types of securities and instruments.

Given that the trading positions reported in the Consolidated Statements of Financial Condition include offsetting positions between the various types of securities and instruments, we believe that our disclosure provides the most appropriate insight in our principal trading activities.  Therefore, we have not included this disclosure as part of our 2006 Form 20F reporting.

Rufus Decker	8	November 7, 2007
U.S. Securities and Exchange Commission

We reviewed footnote 12 of exhibit 4-8 of the AICPA Accounting and Auditing Guide for Brokers and Dealers and noticed that these disclosure items are recommended for the Broker-Dealer Industry and consequently are not compulsory.

Given the daily movements in our trading positions, we are of the opinion that a disclosure as requested under footnote 12 in exhibit 4-8 of the AICPA Accounting and Auditing Guide for Brokers and Dealers as “Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes” does not provide any additional insight into our trading positions or risks involved.  Consequently, we have not included this disclosure in our 2006 Form 20F reporting.

Pursuant to your comments, we will follow the developments in the trading positions closely and, if the circumstances change, we will consider including these disclosures in our future filings.

Goodwill and Other Intangible Assets, page F-14

10.
You disclose here, as well as on pages 46 and F-28 that you engaged independent consultants in connection with the valuation of your goodwill and other intangible assets.  Please identify each of the independent consultants, or revise your disclosure to eliminate the reference to the independent valuations.

Response

In future filings we will eliminate the reference to external consultants.

Note 3 – Significant Acquisitions and Dispositions, page F-20

11.	Please tell us how you have accounted for the two earn-out payments related to the acquisition of Curvalue. See paragraphs 25-28 and 51(f) of SFAS 141.

Response

There are the following notable points regarding the accounting for the 2005 and 2006 earn-outs.  The first point relates to the applicable acquisition date.

The closing, which is when the actual transfer of shares of Curvalue and settlement by VDM took place, was on January 2, 2006.  As a result, under SFAS 141 paragraph 48, the acquisition date is January 2, 2006.

The second point relates to the timing of when the earn-outs were accounted for as part of the cost of the acquisition of Curvalue.

Rufus Decker	9	November 7, 2007
U.S. Securities and Exchange Commission

In this case, the contingent earn-out payments were dependent on Curvalue’s profitability in 2005 and 2006.  Based on the statements in paragraphs 27 and 28 of SFAS 141, the contingency is resolved at year end 2005 and 2006 respectively.

The provisions mentioned above imply that the contingent earn-out payment, as related to the 2005 profitability of Curvalue, was resolved at the acquisition date.  Therefore, under US GAAP, the outcome of the 2005 earn-out has been taken into account as part of the costs of the acquisition, dating from the date of acquisition.

The contingent 2006 earn-out was resolved at year end 2006.  Therefore, under US GAAP, the outcome of the 2006 earn-out has been accounted for as additional costs of the acquisition dating from December 31, 2006.

Finally, as all contingencies related to the Curvalue acquisition were resolved as of December 31, 2006, no disclosure is required under paragraph 51 f) of SFAS 141.

Note 24 – Commitments and Contingent Liabilities, page F-53

12.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response

We are taking into account step rent provisions and possible escalation clauses in our lease commitments as included in note 24 of our 2006 Form 20F.

In our future 20F filings, we will enhance our disclosures to include a note to the relevant schedule stating:

“Lease payments that are dependent on an existing index or rate, such as the consumer price index, are included in the minimum lease based on the index or rate existing at the inception of the lease.”

Rufus Decker	10	November 7, 2007
U.S. Securities and Exchange Commission

13.
You disclose on page F-58 that you have not recorded liabilities related to certain guarantees and indemnities, as it is unlikely you will have to make material payments under the guarantees. Please review your filing to confirm that you apply FIN 45 to all of your guarantees. Please also tell us and revise your filing to include the disclosures required by paragraph 13 of FIN 45 for each group of similar guarantees, even if the likelihood of making any payments is remote.

Response

In your comments, you refer to the disclosure on page F-58 of our 2006 20-F reporting, where it is stated:

“The company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition as of December 31, 2006.”

FIN 45 states in paragraph 9:

“At the inception of a guarantee, the guarantor shall recognize in its statement of financial position a liability for that guarantee. Except as indicated in paragraph 10, the objective of the initial measurement of the liability is the fair value of the guarantee at its inception.”

The exception in paragraph 10 does not apply for Van der Moolen as at December 31, 2006. However, the abovementioned prescribes that the guarantee should be valued at fair value. As we cannot reliably estimate the (maximum) payout under these guarantees and circumstances, we cannot assess the fair value of this obligation and consequently, we have not recorded a liability.

The second part of your remark relates to paragraph 13 of FIN 45. We will enhance the disclosure in our future filings (in bold) as follows:

“The Company applies the provisions of the Financial Accounting Standard Board’s Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees,  Including Indirect Guarantees of Indebtness of Others (“FIN 45”). In the ordinary course of business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the Company and its affiliates. In addition, the Company provides guarantees to securities clearing and settlement houses and exchanges. These guarantees are generally required under the standard

Rufus Decker	11	November 7, 2007
U.S. Securities and Exchange Commission

membership agreements such that the members are required to guarantee the performance of other members. The terms of this guarantee provide for no limitation to the maximum potential future payments under this guarantee. However, the potential for the Company to be required to make payments under such guarantees is deemed remote.”

In addition, we will enhance the disclosure related to debts from legal activities of its 100%-owned direct and indirect Dutch subsidiaries as follows (in bold):

“Van der Moolen Holding NV is liable for debts arising from the legal activities of its 100%-owned direct and indirect subsidiaries, with the exception of the companies established outside the Netherlands. The terms of this guarantee provide for no limitation to the maximum potential future payments under this guarantee. However, ….”

*****

Van der Moolen Holding, N.V. understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have.  If you have any questions or if we can provide any additional information, please feel free to contact us at +31 20 535 6749.

Yours sincerely,

/s/ Michiel Wolfswinkel

Michiel Wolfswinkel
Chief Financial Officer

cc:	Jeffrey Gordon, Staff Accountant
Lisa Haynes, Staff Accountant